May 26, 2006
Mail Stop 4561

By U.S. Mail and facsimile to (212) 225-3999

John G. Finneran, Jr., Esq.
General Counsel and Corporate Secretary
Capital One Financial Corporation
1680 Capital One Drive
McLean, VA  22102

      Re:      Capital One Financial Corporation
      Registration Statement on Form S-4
      Filed on May 1, 2006
                        File Number 333-133665

Dear Mr. Finneran:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please include a cover letter with your next filing.

2. Please update your filing to include financial information as of
March 31, 2006.
3. We note that you have not included the opinions of counsel for legality and tax matters. Please file these opinions as quickly as possible to permit the staff adequate time to review the documents.


Cover Page
4. The discussion in the final 2 sentences of the fourth paragraph could be read to indicate that there is a floor set on the value of the merger consideration of $31.18. However, your discussion in the forepart, body of the prospectus and Section 1 of the Merger agreement do not discuss any floor on the value of the merger consideration. Please clarify, if true, that you are providing an example of the value of the transaction based upon the pre-announcement share price of Capital One.

Summary, page 4
5. We note in the Notes to Summary Compensation Table on page 119 the amount of compensation to be awarded to the executive officers and the Agreements with Executive Officers on page 122. Please revise to include as part of your discussion on page 9 the substantial remuneration, the nature of the agreements and the approximate total amount of compensation that the principal executive officers of North
Fork and Capital One will receive in connection with the merger.

Summary Historical and Unaudited... - Selected Consolidated
Historical..., page 14
6. We note that the net interest margin and return on average assets have decreased since 2001; however, we did not find a discussion regarding these trends. Please revise accordingly.

7. We note you have presented a reconciliation on page 16 of certain
Capital One "reported basis" financial measures to "managed basis" financial measures. Please revise your table and/or related footnotes to clarify the nature of your securitization adjustments to the income statement measures in this reconciliation. To the extent that multiple adjustments are included within a single line item, please quantify and describe each individual adjustment.

Risk Factors, page 20
8. On page 104 you provide a summary of the differences between the
corporate documents of Capital One and North Fork. Several of the differences result in more restrictions for stockholders of North Fork, such as the removal of directors under Capital One`s certificate of incorporation and bylaws which requires at least 80%
affirmative vote of the stockholders compared to North Fork`s majority or that stockholders of North Fork will no longer have stockholder action by written consent without a meeting. Please add a risk factor to this section that discusses those aspects of Capital
One stock which will materially change the rights enjoyed by shareholders of North Fork after their shares are exchanged in the merger.

Capital One and North Fork Executive Officers..., page 22
9. It would appear that the risks to shareholders voting in this transaction are different for Capital One shareholders and North Fork shareholders. Please revise to discuss the risks to each group of shareholders from the interest of the different groups of officers and directors under separate headings. Also, in your revised discussion of the risks posed by North Fork`s management`s and Board`s interest in the merger, please discuss the aggregate amount to be received by executive officers as a result of the merger. Also, please specifically discuss the fact that Mr. Kanas will be added to Capital One`s Board.

Forward Looking Statements, page 23
10. We note the factors that might affect your earnings that you list on page 23; however, since these factors also constitute risks to the merger, please include them, and expand them as appropriate, as part of your disclosure in the section on Risk Factors.

The Merger, page 30
11. Provide the staff with copies of all presentations, reports, opinions and other documents provided to Capital One and North
Fork
by their respective financial advisors.

Capital One`s Reasons for the Merger, page 32
12. We note that one of the factors considered by Capital One`s Board of Directors was the effect of the share repurchase program. In this section or in another section of the prospectus, provide a discussion of why the Board elected to undertake a share repurchase program, particularly one of such size, at the same time as the merger and the expected effects of the repurchases upon the financial results of Capital One. We note that the size of the program is almost 50 times the amount of your share repurchases over the past three years.

Litigation Relating to the Merger, page 67
13. We note the discussion of lawsuits filed against North Fork; however, we do not see this mentioned as part of your disclosure on
Risk Factors. Please revise to include such complaints or advise the staff how you determined that the litigation did not represent a material risk.

Material U.S. Federal Income Tax Consequences of the Merger
Cash Received in Lieu of a Fractional Share of Capital One Common
Stock, page 70
14. We note that you assume that the redemption of a fractional share of Capital One common stock is treated as a sale or exchange and not as a dividend. This appears to assume a particular tax effect, please revise to support the underlying conclusion with an opinion of counsel. If counsel is not able to give an opinion on this particular matter, revise to state what the likely tax consequences are and why counsel is not able to opine.

Preliminary Unaudited Pro Forma Condensed Combined Balance Sheet, page 95

15. Please tell us how you considered the guidance of SOP 03-3 in determining that no pro forma adjustments were necessary for the allowance for loan losses.

Preliminary Unaudited Pro Forma Condensed Combined Statement of
Income, page 96

16. Please revise to quantify the number of common shares outstanding used to calculate your pro forma per common share data. Please also revise your footnotes beginning on page 97 to describe how you determined the number of common shares outstanding used in your pro forma per common share calculations. Refer to Rule 11-02(b)(7) of Regulation S-X.

Notes to the Preliminary Unaudited Pro Forma Condensed Combined
Financial...
Note 1 - Basis of Preliminary Pro Forma Presentation, page 97
17. You state that the final purchase price accounting adjustments may differ materially from the pro forma adjustments presented in this document. Please revise to include this as part of your Risk Factor disclosure.

Note 2 - Preliminary Pro Forma Adjustments, page 98

18. Please revise to more clearly differentiate between the $400 million in merger costs reflected as a pro forma adjustment to other liabilities (as described in footnote I on page 100) and the $180 million of merger related costs described in Note 3 on page 102. Your revised disclosures should describe management`s plans for merger related expenses, including, but not limited to, the details of your plan, when you expect to finalize the plan and when you expect to record the charges associated with your merger activities.
Your revised disclosures should also explain, for example, why certain severance costs are considered liabilities assumed as part of the acquisition under EITF 95-3 while other severance costs are not.

19. We note your disclosure in footnote 2(L) to the pro forma information on page 101 that the estimated weighted average exercise price of the North Fork stock options expected to be converted to fully vested options of Capital One common stock is $20.55. You also disclose that this figure is calculated as the weighted average exercise price of the North Fork stock options divided by the assumed exchange ratio of 0.3467. However, it appears from North Fork`s Form
10-K filed on March 16, 2006, that $20.55 represents the weighted average exercise price of North Fork`s options outstanding at December 31, 2005, without the effect of the assumed exchange ratio.
Please revise your disclosure on page 101 as necessary to clarify the estimated weighted average exercise price used to determine your pro forma adjustments to reflect the conversion of outstanding North Fork stock options at the closing of the merger.

Note 3 - North Fork Merger Related Costs, page 102

20. In order to clarify your expected accounting treatment for the $180 million in merger related costs, please revise to quantify which costs are expected to be incurred by North Fork as compared to Capital One.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amanda Roberts at (202) 551-3417 or Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other
questions.



Sincerely,




Christian Windsor

Special Counsel

cc:	Victor I. Lewkow, Esq.
	Christopher E. Austin, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	One Liberty Plaza
      New York, New York 10006